Exhibit 21.1

List of Subsidiaries of TurkPower Corporation

Name of Subsidiary	Jurisdiction of Incorporation or Organization

TurkPower USA Corporation	Delaware

Turkpower Enerji San. Ve Tic. A.S.	Republic of Turkey